INVEST IN **VOATZ**

Investing in Democracy: The Market Leader in Mobile Voting

PITCH VIDEO INVESTOR PANEL



Secure, accessible voting at your fingertips.
The future of voting is mobile.
Voatz
2018
FIRST
US Midterm Election History
West Virginia
2019
FIRST
US Municipal Election History
Denver County
2020
FIRST
US Presidential Election History
Utah County
Fast Company World Changing Ideas 2021
Multi-Category Finalist & Honoree
2021 Webby Award Honoree
Apps and Software: Public Service & Activism

LEAD INVESTOR



Kahlil Byrd CEO and Co-Founder of Invest America | Fintech | Insurtech | Board Director | Supporter of Disruptive, Data, Tech-Driven Reform Organizations.

Change is inevitable. The future is now. Voatz is a vital player - offering safe, secure, seamless, private, anytime, anywhere voting on your smartphone. Voatz uses hardware security, biometrics, and a blockchain-based auditable record trail to upgrade and modernize the way we vote. After 82 elections and 1.9 million voters served, Voatz is ready to scale - in the US and globally - powered by smart investment. Join us. Our democracy depends on it.

Invested $5,000 this round

voatz.com Boston MA

Technology Infrastructure Software Sustainability Blockchains

Highlights

1. 👋 1.9M voters served
2. 🤝 82 successful elections
3. 💰 $2.3M lifetime revenue
4. 🌎 32 counties in 5 US States have successfully & securely used Voatz.

3 💰 $2.3M lifetime revenue

4 🌎 32 counties in 5 US States have successfully & securely used Voatz.

5. ❤️ Supports Military Voters, Overseas Citizens, Disabled Voters, First Responders
6. $2m raised at $35m valuation, led by Eldridge, Medici Ventures, Techstars, Urban Innovation Fund....

Our Team



Nimit Sawhney Co-Founder, CEO

Carnegie Mellon (EECS/INI 2003), Harvard Business School's YALP (Young American Leaders



Program 2019), Techstars (Boston'17), MassChallenge Gold Winner (Boston'17). 20+ yrs in mobile software development, ethical hacker, winner of several hackathons.

Voatz was born from its founders having witnessed citizens being forced to vote under extreme duress during their childhood years. Fast forward many years later when they were at the 'Hack to the Future' hackathon competition at SXSW in 2014, a voting app they prototyped ended up winning the first prize and eventually catalyzed into Voatz.



Jesse Tyler Andrews Director of Sales & Business Development

Jesse Andrews has been the go-to-market lead in winning new election partners and helping deliver 80+ elections for Voatz. Prior to that, he was the lead investment associate on 20+ private equity partnership investments at HarbourVest Partners.



Jon Tapper Director of Communications

Longtime political communications advisor who has run successful candidate & issue campaigns in MA, NY. Jon was a US DoD advisor in Afghanistan, oversaw Human Rights communications at the UN, where he was a part of the 2001 Nobel Prize winning team.



Linda Hutchinson Director of Quality Assurance & Certification

Elections industry expert, 30 years' experience in leading teams testing mission-critical enterprise, GovTech software. Previously at IBM & more recently at ClearBallot where she led the Federal Certification process for a brand new voting system.



Simer Sawhney Co-Founder, Chief Technologist

Experienced in defending critical infrastructure against nation state attacks and building enterprise applications. Winner of several hackathon competitions. Lived & worked on 3 different continents, fluent in multiple languages including Danish.



Geoffrey Dickson Director of Finance

Geoff (MBA'94 Northeastern Univ.) previously led the accounting/finance functions for Maconomy US as a Divisional Controller for the US region for 6 yrs, has over 20 yrs experience working directly with C-level executives in finance optimizations.

Pitch


Voatz
Investing in Democracy
The Market Leader in Mobile Voting
Voatz
ir@voatz.com



Voatz

Addressing Democracy's Unmet Need (Access & Identity)

The First Mover in a Multi-Billion Dollar Category*

*US & International

Smartphone voting is happening.

The future of voting is mobile.

Voatz is the only company that has delivered a successful smartphone app-first election solution in use ***today****.*

The Category First Mover

In a market with a high barrier to entry

Barrier to Entry	Voatz
Election Security: Mandates higher standards & benchmarks	**Proven Technology:** 80+ successful elections
Regulation: Limited by existing laws	**Successful advocacy with disenfranchised groups**
Public Trust: Perception of legitimacy	**Pioneered public citizen audits**
Merchants of Doubt: Critics & Pundits	**Recognized category leader and standard** (for supporters and critics alike)

Market Opportunity

200M Global Voters Using Voatz by 2025

Unmet Need	**Local elections** < 27% turnout	**Public and private organizations & businesses**	**General elections** (people with disabilities and absentee voters need options)	**International markets**
Voatz Solution	Proven increase turnout/ civic engagement	Remote/ virtual voting, conventions	Secure voting for disenfranchised	Ongoing interest from countries looking to modernize


Progress to Date
1.9 million voters served
LT
82 successful elections
LT
0 successful attacks or breaches
LT
$2.3 million revenue
LT
$11.0 million raised
LT
~13.9 million threats, attacks blocked successfully
2020
First ever US presidential election on mobile app
2020
Pioneered risk limiting citizens audits and receipts
2019
First i-voting system in US to complete comprehensive VSTL* testing
2020
* Voting System Test Laboratory
MEDICI VENTURES
Urban Innovation Fund
Oakhouse
techstars
WALNUT VENTURES
ELDRIDGE
AngelList
Gaingels
TBD Angels


Funding will support growth
New client acquisitions
Exponential growth opportunity driven by COVID-19 & natural disasters
Technology investment & product development
Dominate & maintain industry leadership
Advocacy, Marketing & communications
Leader in the movement for enhanced security, auditability, voter access & civic engagement


Cutting Edge Pillars
smartphones
biometrics
remote identity verification
blockchain


How Does It Work?
1
Download Voatz & verify your device
2
Click "Verification Status" & verify your identity
3
Access Ballot, make selections & vote

After you vote, verify that it's counted correctly.



1 Ballot Receipt

Each ballot generated a voter-verified ballot receipt sent to the voter* and signed with AnonID.

2 Official Paper Ballot

Each ballot produced a printable formatted for tabulation at the jurisdiction and signed with AnonID.

3 Blockchain Data

Each ballot's data was stored on the blockchain across blocks, depending on the timing of submission.

** The jurisdiction gets an anonymized copy as well.*

Voatz has run 80+ successful elections spanning governments, state political parties, universities, and private organizations.

"Our convention with Voatz went so well. We had a 93% turnout. Almost without exception, anyone who used the app and cast a vote has incredibly positive things to say. Most have requested we not go back to the old way."

- Chairman, Utah Republican Party

"Working with Voatz has streamlined our registration and voting processes. We've dramatically reduced our wait times during credentialing and our members report higher satisfaction with the way ballots are cast."

- Director of Party Affairs, Michigan Democratic Party

"I've been living overseas for 17 years and I've missed a lot of stuff stateside. This system gives me an opportunity to engage again with so much ease. Thank you for your help, I just voted successfully!"

- US Voter Living Overseas

Utah County · Jackson County · MI DEMS · MASS GOP · UTAH Republican Party · Tufts University · Episcopal Diocese of Massachusetts · MASS DEMS

Smartphone voting was successfully used in the 2020 US Elections.


Welcome, Utah County Voters


Welcome, Jackson County Voters

32 counties in 5 US States have successfully & securely used Voatz.

Military Voters,
Overseas Citizens,
Disabled Voters*

*As of October 2021





Both Major Political Parties Have Used Voatz in 6 US States

Internal Elections,
State Convention Voting*

*As of October 2021





As Derek Brown, Chairman of the Utah GOP said,

"Here's my big problem: everyone is saying to me, 'Derek, let's do this again. I never want to do an in-person convention ever again. This is so easy!'"

Data from a UT GOP survey with nearly 1,000 respondents

"I LOVE this pilot. Voting has never been easier from abroad. I have never been more confident that my vote was received and counted. I encourage you to move forward with the Voatz system because it has been easy to navigate, easy to mitigate questions through fast responses, and seamless. A wonderful solution to the challenge of voting from overseas. I really appreciate receiving an email that my vote was received and accepted. I have NEVER had that happen while voting from abroad; my ballot always comes too late, and when I mail it off, I have no idea if it arrived in time. The Voatz app is FANTASTIC! Thank you for helping me participate in this election!"




UTAH VOTERS TEST ELECTION APP

Utah's Oldest Voter Among First in State to Test Out New Mobile Voting

Maccena Grimmett, at 106, was one of the first to test mobile voting when her county extended the mobile voting option to voters with disabilities in November 2019. Maccene recently turned 107 years old!

10% Dissatisfied	90% Satisfied

90% reported being "satisfied" or "very satisfied" with the convention

13% No	87% Yes

87% reported being more likely to serve as a delegate if future conventions are online

13% Negative	89% Positive

89% reported that their experience with Voatz was "positive" or "very positive"

13% In-Person	89% Virtual

Only 13% prefer to return to a traditional, in-person convention



"There were so many unique challenges with this year's convention because of the pandemic, but the Voatz platform eased many of our concerns,"

said Christy Jensen, Executive Director of the Michigan Democratic Party.

"Voatz enabled our delegates to be verified remotely and participate through their smartphones. The convenience, safety and accessibility of voting this way was eye-opening for everyone who participated."

"This is the perfect convention for me… because I didn't have to go anywhere, I didn't have to find someone to drive me to cottage meetings, I didn't have to get my wife to take the whole day off of work to take me to the convention. I was able to do everything at home. The voting app was perfect. It was very accessible, and utilized the VoiceOver on my phone… it was a great experience."




UTAH VOTERS TEST ELECTION APP

Utah's Oldest Voter Among First in State to Test Out New Mobile Voting

Maccene Grimmett, at 106, was one of the first to test mobile voting when her county extended the mobile voting option to voters with disabilities in November 2019. Maccene recently turned 107 years old!

10% Dissatisfied	90% Satisfied

90% reported being "satisfied" or "very satisfied" with the convention

13% No	87% Yes

87% reported being more likely to serve as a delegate if future conventions are online

13% Negative	89% Positive

89% reported that their experience with Voatz was "positive" or "very positive"

13% In-Person	89% Virtual

Only 13% prefer to return to a traditional, in-person convention

Largest Ever Mobile Voting Exercise Conducted in Dec'2020


PÁGINA PRINCIPAL
PREGUNTAS MÁS FRECUENTES
GUÍA DEL PARTICIPANTE
CONTACTO
ESPAÑOL
La consulta popular se llevará a cabo del 7 al 12 de diciembre. Para obtener ayuda, comuníquese con nosotros por correo electrónico.
Bienvenidos, Ciudadanos Venezolanos
Descargue la aplicación Voatz para participar en la Consulta Popular Venezuela 2020.



*Organized by the National Assembly and President Guaido's interim government.

International Opportunity Pipeline



Canada
~10M
USA
~25M
Jamaica/Haiti
~1M
Venezuela
~5M
Peru
~5M
Brazil
~25M
EU
~25M
Lebanon
~5M
GCC
~5M
India
~50M
Philippines
~10M
Somalia
~2M
S. Africa
~15M

*Estimated Addressable Voters by 2025

Security Certifications & Accessibility

We are continuously pursuing security certifications and third-party assessments that will strengthen our security posture. We have implemented accessibility best practices into our development process to support the requirements of the disability community.

Certifications & Compliance Initiatives

DHS (CISA) Election Infrastructure Security
- Product Assessment – Q2 2020
- HIRT Hunt Incident & Response Team Assessment – Q4 2019

VSTL (Federal Voting System Testing Lab – ProV&V) / VVSG1.1
- Phase-1 (May'20). Phase-2 (July'20)

ISO 27001 (Information Security Management)
- In progress

NIST 800-63 A,B,C. (Digital Identity Guidelines)
- Design compliant

Voter Accessibility Initiatives

We comply with various accessibility standards
- WCAG 2.1 AA / Section 508
- Federal Voluntary Voting System Guidelines (VVSG 1.1)
- Apple & Android best practices

We also support these native smartphone capabilities:
- VoiceOver/TalkBack screen readers
- Predictable layout and navigation
- Configurable font size
- iOS Voice Control for hands-free use
- Speech-to-Text (e.g. for write-ins)
- Flexible session timeout limitations

Logos don't imply any kind of formal endorsement

Invest in the Future of Democracy

ir@voatz.com



Voatz
Voting Redefined